

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

October 23, 2007

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold Inc.
One North Central Avenue
Phoenix, AZ 85004-4414

> **Re:** **Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2007**
> **Filed February 28, 2007**
> **Response Letter Dated October 10, 2007**
> **File No. 1-11307**

Dear Ms. Quirk:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief